Exhibit 99.1

Qiao Xing Universal Telephone, Inc.’s Subsidiary Expects Dramatically Increase in Sales and Operating Profit

HUIZHOU, Guangdong, China, March 15, 2004/Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) expects the sales and profit of its subsidiary, Huizhou Qiao Xing Communication Industry, Ltd (QXCI), to increase dramatically in 2004 due to the launching of various new products and the improvement of the existing fixed-line telephone business.

The new products launched in 2004 include the following:

1.	The Personal Handyphone System (PHS) products. The targeted sales of such products for 2004 is 600,000 units.

2.	The self-developed ADSL products. QXCI expects to sell about 600,000 units of ADSL products in 2004.

3.	Fax machine sales will increase to 100,000 units;

4.	WuXianTong (Wireless Fixed Telephone) products, which is becoming very popular in the market. QXCI expects to capture at least 20% of the market share in 2004.

Mr. WU Ruilin, Chairman of XING, commented, “In 2003,QXCI’s fixed-line phones business saw dramatic developments. Across China, QXCI has increased its number of sales outlets to around 5,000, and successfully penetrated the major value-added communication products market in 18 provinces and cities. On the international front, QXCI has actively cooperated with overseas telecommunications distributors in Southeast Asia, Europe, North and South America, leading to a doubling of its export volume in 2003. Furthermore, it is estimated that Qiao Xing was ranked first in terms of sales volume of fixed-line phones in China in 2003.”

“Looking forward, we are confident in QXCI’s performance for 2004. Additional revenue of RMB400M is projected to come from the new products launched. At the same time, a 40% increase in sales quantity of the fixed-line telephones in the domestic market and a doubling of export quantity is expected.” Mr. WU concluded.

About Qiao Xing Universal Telephone, Inc.

In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO

9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit www.cosun-xing.com.

Forward-looking statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source: Qiao Xing Universal Telephone, Inc.

For more information on Qiao Xing Universal Telephone, Inc., please contact:

Rick Xiao of Qiao Xing Universal Telephone, Inc.
Email: rickxiao@qiaoxing.com
Tel: 86-752-2820268